                              ALLIED GROUP, INC.
                               701 FIFTH AVENUE
                          DES MOINES, IOWA 50391-2000

                              ------------------

                INFORMATION STATEMENT PURSUANT TO SECTION 14(F)
                    OF THE SECURITIES EXCHANGE ACT OF 1934
                           AND RULE 14F-1 THEREUNDER

                              ------------------

  This Information Statement, which is being mailed on or about June 12, 1998 to the holders of shares of Common Stock, no par value, and of 6-3/4% Series Preferred Stock, no par value, of ALLIED Group, Inc. (the "Company"), is being furnished in connection with the designation by Nationwide Group Acquisition Corporation, an Ohio corporation ("Nationwide Sub"), of persons ("Nationwide Sub Designees") to the Board of Directors of the Company (the "Board"). Such designation is to be made pursuant to an Agreement and Plan of Merger, dated as of June 3, 1998 (the "Merger Agreement"), by and among the Company, Nationwide Sub and Nationwide Mutual Insurance Company, an Ohio mutual insurance company and the sole shareholder of Nationwide Sub ("Nationwide").

  Pursuant to the Offer to Purchase, dated May 19, 1998 (the "Offer to Purchase"), of Nationwide Sub and Nationwide, as amended and supplemented by a supplement thereto, dated June 10, 1998 (the "Supplement"), and the related Letters of Transmittal (which together constitute the "Offer"), Nationwide Sub is offering to purchase all of the outstanding shares of Common Stock, no par value (the "Shares") of the Company at a price of $48.25 per Share. Pursuant to the Merger Agreement, as soon as practicable following the consummation of the Offer and the satisfaction or waiver of certain conditions, Nationwide Sub will be merged with and into the Company (the "Merger"), with the Company continuing as the surviving corporation. In the Merger, each Share outstanding at the effective time of the Merger (other than Shares owned by Nationwide or Nationwide Sub, shares held as treasury shares by the Company and Dissenting Shares (as defined in the Merger Agreement)) will, by virtue of the Merger and without any action by the holder thereof, be converted into the right to receive $48.25 per Share, net to the seller in cash, without interest thereon, upon surrender of the certificate formerly representing such Shares.

  The Merger Agreement provides that, promptly upon acceptance for payment of the Shares by Nationwide Sub pursuant to the Offer, Nationwide Sub shall be entitled to designate such number of directors on the Board of Directors of the Company as will give Nationwide Sub, subject to compliance with Section 14(f) of the Exchange Act, a majority of such directors, and the Company shall, at such time, cause the Nationwide Sub Designees to be so elected by its existing Board of Directors and each subsidiary of the Company and each committee of the Board of Directors of the Company and each such Subsidiary as will give Nationwide Sub a majority of such directors or committee, and the Company shall, at such time, cause the Nationwide Sub Designees to be so elected. Subject to applicable law, the Company shall take all action requested by Nationwide necessary to effect any such election. In connection with the foregoing, the Company will promptly, at the option of Nationwide, either increase the size of its Board of Directors and/or obtain the resignation of such number of its current directors as is necessary to enable the Nationwide Sub Designees to be elected or appointed to the Company's Board of Directors.

  The terms of the Merger Agreement, a summary of the events leading up to the Offer and the Merger and other information concerning the Offer are contained in the Offer to Purchase, the Supplement, the related Letters of Transmittal and the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the "Schedule 14D-9") of the Company, copies of which have been mailed to holders of the Shares. Certain other documents (including the Merger Agreement) were filed with the Securities and Exchange Commission (the "Commission") as exhibits to the Tender Offer Statement on Schedule 14D-1 (as amended from time to time, the "Schedule 14D-1"), of Nationwide Sub and as exhibits to the Schedule 14D-9. The discussion of any such document included herein is qualified in its entirety by reference to the text of such document.

  THIS INFORMATION STATEMENT IS REQUIRED BY SECTION 14(F) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, AND RULE 14F-1 THEREUNDER. YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.

  The information contained in this Information Statement concerning Nationwide and Nationwide Sub has been furnished to the Company by such persons, and the Company assumes no responsibility for the accuracy or completeness of such information. The Schedule 14D-1 indicates that the principal executive offices of Nationwide and Nationwide Sub are located at One Nationwide Plaza, Columbus, Ohio 43215.

                       VOTING SECURITIES OF THE COMPANY

  At the close of business on June 2, 1998 there were issued and outstanding 30,114,827 shares of Common Stock, each of which entitles the holder to one vote, and 1,827,222 shares of 6-3/4% Series Preferred Stock, each of which currently entitles the holder to 3-3/8 votes.

                         THE NATIONWIDE SUB DESIGNEES

GENERAL

  The Nationwide Sub has informed the Company that its designees to the Board of the Company shall be the persons listed below and Douglas L. Andersen (together, the "Nationwide Sub Designees"). Except for Mr. Andersen, who is currently a member of the Board of Directors of the Company and serves as President and Chief Executive Officer of the Company, none of the Nationwide Sub Designees or their associates is a director of, or holds any position with, the Company. To the best of the Company's knowledge, except as set forth in the Offer to Purchase or as otherwise disclosed herein in relation to Mr. Andersen, none of the Nationwide Sub Designees or their associates beneficially owns any equity securities, or rights to acquire any equity securities, of the Company or has been involved in any transactions with the Company or any of its directors or executive officers that are required to be disclosed pursuant to the rules and regulations of the Commission. Nationwide Sub has informed the Company that each of the Nationwide Sub Designees listed below has consented to act as a Director of the Company. The names, principal employment or occupation and five year employment history of each of the Nationwide Sub Designees other than Mr. Andersen are set forth below; the corresponding information for Mr. Andersen is set forth under "Directors and Executive Officers" below. The business address of each person listed below whose business address is not indicated is c/o Nationwide Mutual Insurance Company, One Nationwide Plaza, Columbus, Ohio 43215. Each person listed below is a citizen of the United States.

               PRINCIPAL OCCUPATION OR EMPLOYMENT; FIVE-
NAME           YEAR EMPLOYMENT HISTORY
----           -----------------------------------------

Richard D. Crabtree....  Director of Nationwide since April 1996. Mr. Crabtree has served as President and Chief Operating Officer of Nationwide since April 1996. Mr. Crabtree served as Executive Vice President of Property/Casualty Operations of Nationwide from April 1995 to April 1996. He served as Senior Vice President of Property and Casualty Operations of Nationwide from May 1994 to April 1995. He served as Senior Vice President of State Operations of Nationwide from September 1993 to May 1994. He served as a Vice President Regional Manager of Nationwide from December 1985 to September 1993.

Charles L. Fuellgraf,    Director of Nationwide since April 1969. Mr.
Jr. ...................  Fuellgraf has served as the Chief Executive Officer of Fuellgraf Electric Company, an electrical contractor, of Butler, Pennsylvania, and Nashville, Tennessee, since 1986.

               PRINCIPAL OCCUPATION OR EMPLOYMENT; FIVE-
NAME           YEAR EMPLOYMENT HISTORY
----           -----------------------------------------

Dimon R. McFerson......  Director of Nationwide since April 1988. Mr. McFerson has served as the Chairman and Chief Executive Officer--Nationwide Insurance Enterprise of Nationwide since April 1996, and was President and Chief Executive Officer of Nationwide from December 1992 to April 1996. He served as Director and Chief Executive Officer from December 1992 to November 1993, Director and President and Chief Executive Officer--Nationwide Insurance Enterprise from November 1993 to April 1996, and Director and Chairman and Chief Executive Officer--Nationwide Insurance Enterprise from April 1996 to present for the Nationwide Life Insurance Company and Nationwide Life and Annuity Insurance Company.

David O. Miller........  Director of Nationwide since April 1985. Mr. Miller is President of Owen Potato Farm, Inc. since 1962; a partner with M&M Enterprises in Licking County, Ohio, since 1974; Chairman of the Board of the Wausau Insurance Companies since May 1992; and Chairman of the Board of Nationwide Life Insurance Company since April 1998, and Nationwide Life and Annuity Insurance Company and a director of the National Cooperative Business Association and International Cooperative Alliance.

James F. Patterson.....  Director of Nationwide since April 1989. Mr.
                         Patterson is President of Patterson Farms, Inc. since December 1991, and Vice President of Pattersons, Inc. since 1964. Mr. Patterson has served as the Chairman of the Board of Nationwide Mutual Fire Insurance Company since April 1994. He serves as director of the National Cooperative Business Association.

Arden L. Shisler.......  Director of Nationwide since April 1984. Mr. Shisler has served as chairman of the Board of Nationwide since 1992. Mr. Shisler has served as the President and Chief Executive Officer of K&B Transport, Inc., a trucking firm in Dalton, Ohio, since January 1992. He is a Director of the National Cooperative Business Association.

  Nationwide and Nationwide Sub have informed the Company that they intend, within the first year following the Effective Date of the Merger, to amend the By-laws of the Company to increase the maximum number of authorized directors and thereby allow all of the current directors of Nationwide to be appointed directors of the Company. Pursuant to Section 803 of the Iowa Business Corporation Act, this increase in the maximum number of directors will require a shareholder vote. Nationwide will control voting power subsequent to the Effective Time sufficient to ensure passage of such an amendment.

  Except as set forth below under "Litigation," no Nationwide Sub Designee nor any associate thereof is a party adverse to the Company or any of its subsidiaries, or has a material interest adverse to the Company or any of its subsidiaries, in any material pending legal proceedings.

LITIGATION

  Pursuant to the Merger Agreement, Nationwide has agreed to cease, in any and all respects, the prosecution of any litigation against the Company or any Affiliates thereof (as defined in the Merger Agreement). Immediately following the Effective Time (as defined in the Merger Agreement), Nationwide shall dismiss, with prejudice, any and all litigation brought by Nationwide against the Company or any Affiliates thereof.

                       DIRECTORS AND EXECUTIVE OFFICERS

DIRECTORS

  The Company presently has ten directors. The Company's bylaws provide for a Board of Directors of not less than five nor more than thirteen members. The exact number of directors within such limits is fixed by the Board of Directors. The Board has set the current number of directors at ten.

  Pursuant to the Merger Agreement, Nationwide Sub has informed the Company that seven individuals are to be designated by it as members of the Board of the Company. See "Nationwide Sub Designees" above. The Company is obligated under the Merger Agreement to promptly, at the option of Nationwide, increase the size of the Board and/or obtain the resignation of such number of its current directors as is necessary to enable the Nationwide Sub Designees to be elected or appointed to the Board as provided for in the Merger Agreement.

  The terms of the Board members are staggered with each member serving a three-year term. Executive officers of the Company are elected annually by the Board of Directors of the Company, and in some cases, by a subsidiary of the Company. Several persons whose activities are significant to the business of the Company are executive officers of the Company's subsidiaries. The Company's direct and indirect subsidiaries are AMCO Insurance Company ("AMCO"), ALLIED Property and Casualty Insurance Company ("ALLIED Property and Casualty"), Depositors Insurance Company ("Depositors"), Western Heritage Insurance Company ("Western Heritage"), ALLIED Group Information Systems, Inc. ("AGIS"), ALLIED Group Mortgage Company, ALLIED General Agency Company, The Freedom Group, Inc., Midwest Printing Services, Ltd. ("Midwest Printing"), and Premier Agency, Inc.

 Directors whose terms expire in 1999:

  John E. Evans, age 70, is Chairman of the Board and a Director of the Company. Mr. Evans served as President of the Company from 1974 to 1994 and has served as Chairman of the Board since 1975. He has been a Director of the Company since 1972 and has served as a director of ALLIED Mutual Insurance Company ("ALLIED Mutual") since 1961. Mr. Evans also serves on the Board of Directors of other affiliates of the Company, including ALLIED Life Financial Corporation ("ALLIED Life"), a subsidiary of ALLIED Mutual. Mr. Evans is a brother of Harold S. Evans, a Director of the Company. Pursuant to the Stock Rights Agreement and the Consulting Agreement with Mr. Evans, he was nominated by ALLIED Mutual to serve as a Director of the Company.

  William E. Timmons, age 73, has been a Director of the Company since 1993. Until his retirement in 1995, Mr. Timmons was a senior partner at Patterson, Lorentzen, Duffield, Timmons, Irish, Becker & Ordway, a law firm in Des Moines, Iowa, having been with the firm since 1967. Mr. Timmons served as General Counsel to the Iowa Insurance Institute for 25 years and was Insurance Commissioner of Iowa from 1959 to 1967. From 1964 to 1965, he was President of the National Association of Insurance Commissioners ("NAIC"). Mr. Timmons is a member of the Board of Regents of Loras College in Dubuque, Iowa and is a member of the Board of Directors of Ag Hail Insurance Company.

  Donald S. Willis, age 71, has been a Director of the Company since 1974. He is also a member of the Board of Directors of AMCO, ALLIED Property and Casualty, and Depositors. Since 1962, Mr. Willis has been President of Willis & Moore, Inc., a general insurance agency, having been employed there since 1948.

 Directors whose terms expire in 2000:

  Douglas L. Andersen, age 57, has been Director, President, and Chief Executive Officer of the Company since 1997. Previously, he had been President (Property-casualty) of the Company since 1994. Mr. Andersen serves as President of ALLIED Mutual, AMCO, ALLIED Property and Casualty, and Depositors and has been a director of ALLIED Mutual since 1994. In 1997, Mr. Andersen was elected to the Boards of AMCO, ALLIED Property and Casualty, and Depositors. He had been Vice President of Marketing of the four property-casualty companies from 1981 to 1993.

  Harold S. Carpenter, age 64, has been a Director of the Company since 1974 and is a member of the Board of Directors of AMCO, ALLIED Property and Casualty, and Depositors. Mr. Carpenter has been Chairman of the Board and President of Heartland Systems Co. (formerly known as George A. Rolfes Co.), a privately-held manufacturer of agricultural equipment, since 1970. He also serves as Chairman of the Board and President of Superior Gas and Chemical, Inc. Mr. Carpenter is a member of the Board of Directors of Alanco Environmental Resources Corp.

  Charles I. Colby, age 70, has been a Director of the Company since 1993. Mr. Colby had been a Director of ALLIED Mutual from 1971 to 1993. Since 1984, Mr. Colby has been Chairman of the Board of Colby Properties, which is in the business of real estate development. Mr. Colby is a member of the Board of Directors of West Des Moines State Bank.

  Harold S. Evans, age 65, has been a Director of the Company since 1974 and of ALLIED Mutual since 1965. Mr. Evans also serves on the Board of Directors of AMCO, ALLIED Property and Casualty, Depositors, and ALLIED Life. He was employed by Aluminum Company of America beginning in 1955, serving as Group Vice President--International until his retirement in 1989. Mr. Evans is a brother of John E. Evans, Chairman of the Board and a Director of the Company.

 Directors whose terms expire in 2001:

  James W. Callison, age 71, has been a Director of the Company since 1974 and a member of the Board of Directors of ALLIED Mutual since 1972. He is also a member of the Board of Directors of AMCO, ALLIED Property and Casualty, Depositors, and ALLIED Life. Mr. Callison has been employed by Midwest Wheel Companies since 1948, serving as Chairman of the Board since January 1998 and President from 1970 to 1997.

  Richard O. Jacobson, age 61, has been a Director of the Company since 1994. He has been President and Chief Executive Officer of Jacobson Warehouse Company, Inc. since 1968 and Jacobson Transportation Company Inc. since 1980. Mr. Jacobson is a member of the Board of Directors of Atrion Corporation, FelCor Suite Hotels, Inc., Firstar Corporation of Iowa, and Heartland Express, Inc.

  John P. Taylor, age 51, has been a Director of the Company since 1992. He is Chairman of Taylor Ball having been employed there since 1972. Taylor Ball is a general contractor in the business of commercial construction and construction management. Mr. Taylor is a member of the Board of Directors of Firstar Corporation of Iowa and Casey's General Stores, Inc.

COMMITTEES AND MEETINGS OF THE BOARD OF DIRECTORS

  During 1997, there were five meetings of the Board of Directors. All directors attended more than seventy-five percent of the aggregate committee and Board meetings during 1997.

  The Board has established Executive, Audit, Investment, Compensation, and Coordinating Committees. The Company does not have a standing nominating committee, and the functions that are normally performed by such a committee are carried out by the Executive Committee. The Executive Committee will consider nominees recommended by stockholders. Such recommendations for nominees for election at the 1999 Annual Meeting should be submitted in writing to the Executive Committee in care of the Secretary of the Company, 701 Fifth Avenue, Des Moines, Iowa 50391-2000, no later than February 4, 1999.

  The Executive Committee members are John E. Evans, James W. Callison, Harold
S. Evans, and Douglas L. Andersen. The Executive Committee has the authority, with certain exceptions, to exercise the powers of the full Board of Directors. The Board of Directors reviews and approves the minutes of all meetings of the Executive Committee. The Executive Committee met five times in 1997.

  The Audit Committee members consist of outside directors John P. Taylor and Donald S. Willis. The Committee selects and retains the Company's independent certified public accountants and approves the staffing and budgets of the Company's internal audit department. Both the internal auditors and the independent certified public accountants periodically meet with the Audit Committee and have access to the members of the Committee. The Audit Committee met two times in 1997. C. Fred Morgan, a member of the ALLIED Mutual Board of Directors, sits as a nonvoting representative of ALLIED Mutual on the Audit Committee.

  The Investment Committee is a committee authorized to direct and approve investment activities of the Company. The members of the Investment Committee are John E. Evans, Harold S. Evans, James W. Callison, Charles I. Colby, and Douglas L. Andersen. The Investment Committee met eight times in 1997.

  The Compensation Committee of the Board has the authority to establish all compensation and benefits for all of the executive officers and employees of the Company and its subsidiaries. The members of the Compensation Committee, Harold S. Evans, James W. Callison, and Charles I. Colby, met five times in 1997.

  The Coordinating Committee is a committee responsible for matters involving actual or potential conflicts of interest, if and when they arise, between the Company, ALLIED Mutual, and ALLIED Life. The Company's members of the committee, Donald S. Willis and Harold S. Carpenter, are outside directors of the Company who are not members of the Board of Directors of ALLIED Mutual or ALLIED Life Financial Corporation. The Coordinating Committee met one time in 1997.

COMPENSATION OF DIRECTORS

  Directors who are not officers or employees of the Company received an annual retainer in 1997 of $20,000 plus expenses incurred in attending Board meetings. Directors were also paid $1,000 per Board meeting and $750 per committee meeting. Directors who are executive officers of the Company do not receive any fees in addition to their remuneration as officers. The annual retainer is split among the Company, ALLIED Mutual, and ALLIED Life for James
W. Callison, Harold S. Evans, and John E. Evans (each of whom are also directors of ALLIED Mutual and ALLIED Life), and many of the meeting fees are also split for these three individuals in the event the companies have meetings on the same day. In addition, Donald S. Willis receives from the Company $750 per committee meeting for sitting as a Company representative and nonvoting member of the ALLIED Mutual Contributions Committee.

  The Company's directors who are not employees or officers of the Company may elect to receive all or a portion of their director fees in the form of Common Stock obtained under the ALLIED Group, Inc. Outside Director Stock Purchase Plan ("Director Purchase Plan"). Under the Director Purchase Plan, a participant may purchase Common Stock with a fair market value of no more than $25,000 per calendar year. The price per share paid to the Company is 100% of the fair market value of shares of Common Stock. The director fees that are withheld are applied to 85% of the price per share, with the remainder being paid proportionally by the Company and/or the other ALLIED companies to whom the participant's director fees are allocated. A participant may not dispose of the Common Stock purchased under the Director Purchase Plan for a period of one year from the purchase date. An Administrative Committee composed of employee directors of the Company administers the Director Purchase Plan. During 1997, the following directors participated in the Director Purchase Plan purchasing the number of shares and receiving the dollar value of discount for all shares purchased as indicated: Harold S. Carpenter, 924 shares, $3,746; John E. Evans, 952 shares, $3,750; Richard O. Jacobson, 920 shares, $3,747; John P. Taylor, 924 shares, $3,746; William E. Timmons, 333 shares, $1,368; and Donald S. Willis, 156 shares, $640.

  John E. Evans has a Consulting Agreement with the Company, ALLIED Mutual, and ALLIED Life pursuant to which he performs certain consulting services for the companies until such agreement is terminated by Mr. Evans or the companies. Mr. Evans is to be paid an annual fee which is to be prorated among the Company, ALLIED Mutual, and ALLIED Life. The annual fee was $250,000 for the first six months of 1997 and $180,000 for the latter six months. The Company's portion of the fee for 1997 was $172,365. ALLIED Mutual agreed to nominate Mr. Evans for re-election to the Board of Directors of the Company in accordance with ALLIED Mutual's nomination rights under the Stock Rights Agreement between ALLIED Mutual and the Company.

EXECUTIVE OFFICERS

  In addition to Douglas L. Andersen, the following are the executive officers of the Company and its subsidiaries.

  Stephen S. Rasmussen, age 45, has been Executive Vice President since March 3, 1998 and had been Senior Vice President of the Company since 1995. He serves in a similar capacity in each of ALLIED Mutual, AMCO, ALLIED Property and Casualty, and Depositors. Mr. Rasmussen had previously been Vice President of Underwriting of ALLIED Mutual, AMCO, ALLIED Property and Casualty, and Depositors since 1986. He has been employed by ALLIED Mutual since 1974 holding a variety of underwriting and managerial positions.

  Jamie H. Shaffer, age 54, has been Senior Vice President and Chief Financial Officer of the Company, ALLIED Mutual, AMCO, ALLIED Property and Casualty, and Depositors since 1997. He had been President (Financial) of the Company since 1994. Since 1978, Mr. Shaffer has served as Treasurer of the Company, ALLIED Mutual, AMCO, ALLIED Property and Casualty, and Depositors. Mr. Shaffer joined ALLIED Mutual in 1971.

  Marla J. Franklin, age 51, has been Vice President of the Company and Vice President of Human Resources of ALLIED Mutual, AMCO, ALLIED Property and Casualty, and Depositors since 1994. Previously, Ms. Franklin was Assistant Vice President of Human Resources having been with ALLIED since 1973.

  Michael D. Holmes, age 40, has been Vice President of Information Systems for ALLIED Mutual, AMCO, ALLIED Property and Casualty, and Depositors since 1996. Mr. Holmes served as Vice President of Emerging Technologies for AmerUs Mutual Life Insurance Company from 1995 until 1996. Previously, Mr. Holmes served in various management positions in the information systems area with ALLIED since 1983.

  Steven P. Larsen, age 41, has been Vice President of Claims of ALLIED Mutual, AMCO, ALLIED Property and Casualty, and Depositors since 1993. Mr. Larsen joined ALLIED in 1991 as Assistant Vice President--Claims Legal. Previously, he was employed by United Services Automobile Association as Claims Counsel since 1985.

  Charles H. McDonald, age 59, has been Vice President of the Company since 1990 and was named Vice President of Communications in 1994 for ALLIED Mutual, AMCO, ALLIED Property and Casualty, and Depositors. He had been Vice President of Human Resources from 1979 to 1994. His employment in personnel and employee relations commenced with ALLIED Mutual in 1973.

  George T. Oleson, age 50, has been Vice President of the Company, ALLIED Mutual, AMCO, ALLIED Property and Casualty, and Depositors since 1997. Previously, Mr. Oleson was the Secretary of such companies since 1993 and Assistant Vice President of such companies since 1980. He also serves as Corporate Counsel for the Company and its affiliates.

  Scott E. Reddig, age 32, has been Vice President and Chief Actuary of ALLIED Mutual, AMCO, ALLIED Property and Casualty, and Depositors since 1996. He had been an Associate Vice President and Actuary with the Nationwide Companies since 1987.

  Edward E. Sullivan, age 41, became Vice President of Marketing of ALLIED Mutual, AMCO, ALLIED Property and Casualty, and Depositors in 1995. Mr. Sullivan had been President of ALLIED Group Insurance Marketing Company since 1993. Previously, he was operations manager of George Peterson Insurance in Santa Rosa, California, and an account executive at Johnson & Higgins in San Diego, California. From 1987 to 1992, Mr. Sullivan was a branch manager with Maryland Casualty in San Diego, California.

  W. Kim Austen, age 43, has been Regional Vice President for the regional office in Des Moines, Iowa since 1994 for ALLIED Mutual, AMCO, ALLIED Property and Casualty, and Depositors. He had previously been Regional Vice President for the regional office in Lincoln, Nebraska since 1992, the Regional Vice President of the regional office in Denver, Colorado since 1990, and underwriting manager for the Des Moines, Regional Office since 1986.

  Steve A. Biggi, age 51, has been Regional Vice President at the regional office in Santa Rosa, California since 1981 for ALLIED Mutual, AMCO, ALLIED Property and Casualty, and Depositors. He joined ALLIED Mutual in 1974.

  James J. Hagenbucher, age 38, has been Regional Vice President for the central states regional office in Des Moines, Iowa since October 1997 for ALLIED Mutual, AMCO, ALLIED Property and Casualty, and Depositors. Previously, he was Regional Vice President for the regional office in Denver, Colorado since 1992. Prior to that, Mr. Hagenbucher was a marketing manager having been employed by the ALLIED companies since 1987.

  Michael L. Pollard, age 46, has been Regional Vice President at the regional office in Lincoln, Nebraska since 1994 for ALLIED Mutual, AMCO, ALLIED Property and Casualty, and Depositors. He had previously been underwriting manager in the Des Moines Regional Office since 1990 and underwriting manager in the Lincoln Regional Office since 1986.

  Kirt A. Walker, age 35, has been Regional Vice President at the regional office in Denver, Colorado since 1997 for ALLIED Mutual, AMCO, ALLIED Property and Casualty, and Depositors. From 1996 to 1997, he was underwriting manager in the regional office in Santa Rosa, California. Mr. Walker has held various underwriting and marketing positions with the ALLIED companies since 1986.

                SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

  The following table sets forth information, as of May 29, 1998, with respect to each person known to management who may be deemed to be the beneficial owner of more than 5% of any class of the Company's voting securities as of such date:

                                                                  AMOUNT AND              PERCENT
                                                                   NATURE OF      PERCENT   OF
                                                                  BENEFICIAL        OF     TOTAL
  CLASS OF SECURITIES    NAME AND ADDRESS OF BENEFICIAL OWNER      OWNERSHIP       CLASS   VOTES
------------------------ ------------------------------------ ------------------- ------- -------
6-3/4% Preferred Stock.. ALLIED Mutual Insurance Company (1)  1,827,222 shares      100%   18.4%(2)
                         701 Fifth Avenue
                         Des Moines, IA 50391-2000
Common Stock............ State Street Bank and Trust Company, 8,930,717 shares(3)  29.7%   24.6%
                         Trustee of The ALLIED Group
                         Employee Stock
                         Ownership Trust
                         200 Newport Avenue
                         North Quincy, MA 02171

--------
(1) The Company and ALLIED Mutual are parties to a Stock Rights Agreement which expires in 2005. Under the Stock Rights Agreement, ALLIED Mutual is entitled to nominate and the Company is required to use its best efforts to cause the election or retention of a number of members of the Company's Board of Directors in proportion to ALLIED Mutual's percentage ownership of the total number of shares of the Company's voting stock outstanding at the time of nomination. In addition, the Company is required to elect to its Executive Committee at least one Company director who has been nominated by ALLIED Mutual but who is not an officer or employee of ALLIED Mutual, and the Company must limit the number of directors serving on the Executive Committee to five at any time. The Stock Rights Agreement restricts the ability of ALLIED Mutual to grant proxies to other than affiliated individuals and to solicit other stockholders of the Company. ALLIED Mutual also is prohibited from initiating or accepting a tender offer for shares of the Common Stock except under certain conditions. ALLIED Mutual has incidental registration rights and three demand registration rights with respect to the 6-3/4% Preferred. For a further description of the relationship between ALLIED Mutual and the Company, see "Certain Transactions and Relationships."

(2) The 6-3/4% Preferred is voting stock so long as it is held by ALLIED Mutual. Each share of 6-3/4% Preferred is currently entitled to 3-3/8 votes. The percent of total votes includes 510,184 shares of Common Stock with respect to which ALLIED Mutual has voting and investment power pursuant to the ALLIED Mutual Insurance Company Excess Benefit Plan Trust.

(3) Shares reported as owned by the ESOP Trustee are also reported as beneficially owned by the executive officers. Allocated shares are voted by the ESOP Trustee in accordance with the direction of the ESOP participants. Prior to March 7, 1996, these shares were held in the form of ESOP Convertible Preferred Stock. On March 7, 1996, the ESOP Trustee converted the ESOP Convertible Preferred Stock to Common Stock. Prior to conversion, the Company and the ESOP Trustee entered into an Agreement, whereby the Company agreed to release additional shares of Common Stock held by the ESOP Trustee in the event the Company pays a dividend on the Common Stock of less than $0.09 per share per quarter (post-split). The Agreement is in effect from March 7, 1996 through March 7, 2000. The purpose of the Agreement is to ensure that the allocated shares in the ESOP Trust receive at least the same amount of dividends that would have been paid on the ESOP Convertible Preferred Stock but for its conversion to Common Stock.

BENEFICIAL OWNERSHIP BY NATIONWIDE

  As of June 3, 1998, Nationwide may be deemed to be a beneficial owner of those shares of Common Stock and of 6 3/4% Preferred Stock listed above as owned by ALLIED Mutual. In connection with the execution and delivery of the Merger Agreement, ALLIED Mutual entered into a Shareholder Agreement with Nationwide pursuant to which ALLIED Mutual has, among other things, agreed to grant an irrevocable proxy to Nationwide's designees providing (i) for the vote of all shares of Common Stock and of 6 3/4% Preferred Stock owned by ALLIED Mutual in favor of the Merger and (ii) voting against any Alternative Transaction or Frustrating Transaction (as such terms are defined in the Shareholder Agreement). ALLIED Mutual also has agreed not to sell, transfer, pledge, assign or otherwise dispose of its shares of Common Stock and of 6 3/4% Preferred Stock other than to Nationwide or its designee, except as contemplated by the Shareholder Agreement. A copy of the Shareholder Agreement appears as Exhibit B to the Merger Agreement filed as Exhibit 35 to the
Schedule 14D-9 and is incorporated herein by reference.

            SECURITY OWNERSHIP OF DIRECTORS AND EXECUTIVE OFFICERS

  As of May 29, 1998, the directors, the executive officers named in the Summary Compensation Table, and the directors and executive officers as a group beneficially owned shares of Common Stock as set forth below. The issued and outstanding Common Stock and 6-3/4% Preferred as of May 29, 1998 were 30,114,827 shares and 1,827,222 shares, respectively.

                                                                        PERCENT
                                                               PERCENT     OF
                                AMOUNT AND NATURE OF             OF      VOTING
  NAME OF BENEFICIAL OWNER    BENEFICIAL OWNERSHIP (A)          CLASS    POWER
----------------------------- ------------------------         ------- ---------
John E. Evans................          366,227                   1.2%     1.0%
James W. Callison............           26,644                     *       *
Harold S. Carpenter..........           82,795(4)                  *       *
Charles I. Colby.............           23,249(5)                  *       *
Harold S. Evans..............           47,994(6)                  *       *
Richard O. Jacobson..........            5,574                     *       *
John P. Taylor...............           22,202                     *       *
William E. Timmons...........           13,898                     *       *
Donald S. Willis.............           30,998                     *       *
Douglas L. Andersen..........          224,679(2)(3)               *       *
Stephen S. Rasmussen.........          102,868(2)(3)               *       *
Jamie H. Shaffer.............          196,915(2)                  *       *
Steve A. Biggi...............           63,699(2)                  *       *
Scott E. Reddig..............            1,335(2)                  *       *
All directors and executive
 officers as a                                                          --------
 group (24 persons)..........        1,637,199(2)(3)(4)(5)(6)    5.4%     4.5%

--------
(1) Except as noted, all persons have sole voting and investment power with respect to the shares reported; asterisks indicate ownership of less than 1%.

(2) Includes the following number of shares that are also reported as beneficially owned by the ESOP Trustee: Mr. Andersen, 56,301 shares; Mr. Rasmussen, 29,961 shares; Mr. Shaffer, 58,161 shares; Mr. Biggi, 14,086 shares; Mr. Reddig, 1,244 shares; and all executives as a group, 344,534 shares. Allocated shares are voted by the ESOP Trustee in accordance with the direction of the ESOP participant.

(3) Includes the following number of shares which the following persons have the right to acquire within 60 days of May 31, 1998 pursuant to stock options granted under the ALLIED Group, Inc. Restated and Amended Stock Option Plan. ALLIED Group, Inc. Nonqualified Stock Option Plan, and ALLIED Group, Inc. Long-Term Management Incentive Plan: Mr. Andersen, 47,624 shares; Mr. Rasmussen, 13,688 shares; Mr. Shaffer, 23,436 shares; and all executive officers as a group, 198,629 shares.

(4) Includes 57,375 shares of Common Stock owned by Superior Gas and Chemical, Inc. and 15,000 shares owned by Heartland Systems Company.

(5) Includes 15,750 shares of Common Stock owned by Charles I. Colby & Ruth Colby Trust #1, Ruth Colby Trust A, and Charles I. Colby and Ruth Colby Family Trust, each of which Charles I. Colby is Trustee and Beneficiary.

(6) Includes 34,266 shares of Common Stock owned by the Bethany Foundation, a nonprofit corporation, of which Harold S. Evans is President.

            COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

  The Compensation Committee of the Board of Directors has furnished the following report on executive compensation (including the compensation of the chief executive officer) which appeared in the Company's Proxy Statement dated March 27, 1998 for its Annual Meeting of Stockholders held on May 5, 1998 (the "1998 Proxy Statement"). The report has not been revised since the 1998 Proxy Statement was prepared. Certain of the plans and agreements described in the report and elsewhere in this Information Statement were amended, and additional agreements and plans were entered into or adopted, subsequent to the preparation of the 1998 Proxy Statement. These are described in the sections entitled "Amendment to Employee Stock Ownership Plan," "Amendment to John Evans Consulting Agreement," "Change of Control Provisions in Long-Term Management Incentive Plan," "Interpretation of Stock Option Plans," and "Severance Plan and Other Agreements" under "Certain Transactions and Relationships" below.

  The Compensation Committee of the Board of Directors of the Company (the "Committee") is responsible for establishing and administering the compensation policies which govern annual compensation, stock ownership programs, and employee benefit programs for the executive officers as well as other employees of the Company and its subsidiaries.

COMPENSATION CRITERIA

  In making compensation determinations, the Committee considers and endeavors to attain the following goals:

  1) attract and retain highly qualified and motivated executive officers and employees,

  2) encourage and reward achievement of annual and long-term financial goals and operating plans of the Company, and

  3) encourage executive officers and employees to become stockholders with interests aligned with those of other stockholders.

  The Committee's policy with regard to the compensation of executive officers is to meet the foregoing goals through a combination of base salary, annual bonus, stock ownership, and other benefits with a particular focus on encouraging executive officers to attain individual performance goals that are designed to favorably impact overall Company performance.

COMPENSATION COMPONENTS

  The basic components of compensation for executive officers, including those individuals listed in the Summary Compensation Table, are in four areas:

    Base Salary: The Committee sets salary ranges annually which are intended to reflect the median level of base pay for comparable positions at companies of similar size and complexity. The Committee reviews salary survey data provided by independent survey consultants and information provided by the Standard and Poor's property-casualty insurance segment. Based on the scope and responsibility of the position in the survey compared to the scope and responsibility of the position at the Company, the Committee determines whether the officer's salary range should be set at, above, or below the median level of the industry. To determine the level of a specific salary within its range, the Committee considers management input regarding the officer's length of service in the position, experience, and management skills in handling short and long range issues. In addition, the Committee reviews the officer's performance during the prior year measured against predetermined corporate and individual plans and objectives approved by the Board.

    Annual Bonus: The Committee believes that a significant portion of annual cash compensation for the executive officers should be variable ("at risk") and tied to the Company's financial results. The Short Term Management Incentive Compensation Plan (the "Short Term Plan") is administered by the Committee which annually establishes goals for profit and growth. Depending upon attainment of Short

  Term Plan goals, executive officers may receive a bonus amount equal to 12-19% of base salary if the minimum profit goal is attained, and up to 48-75% of base salary if both profit and growth goals are maximized. Profit is based on consolidated net income or profit center net income as appropriate for measuring the participant's overall contribution to the Company's success. Growth is measured in direct written premiums for the property-casualty companies (excluding Western Heritage and crop-hail business).

    The profit and growth goals are established annually by the Committee. Goals are set to exceed expected profit and growth performance of the industry. The potential total award is weighted toward profit: 75% of the award may come from profit goal attainment and 25% from growth attainment. No incentive for growth is given if the minimum profit target is not met. The Committee may use its discretion to modify a portion of a participant's award, either upward or downward, based on management's recommendation of the participant's contribution to the achievement of goals.

    Stock Ownership: The Committee believes that a fundamental goal of executive compensation is to encourage and create opportunities for long-term executive stock ownership. Stock ownership guidelines for officers were established by the Committee in 1994. Over a period of ten years, the following ownership levels of Company Common Stock should be attained:

  President                               150,000-200,000 shares
  Senior Vice Presidents                  100,000-150,000 shares
  Key Vice Presidents                      75,000-100,000 shares
  Other Executive Officers                 30,000- 50,000 shares

    The Long-Term Management Incentive Plan (the "Long-Term Plan") provides for the award of stock options (nonqualified and incentive stock options), stock appreciation rights ("SARs"), and shares of restricted stock. The Committee encourages ownership of Company stock through the grant of options to participants in the Long-Term Plan. In determining who will participate and the amount of awards, the Committee selects key management employees, and based on their position, salary, performance, and previous grants, the Committee determines the amount of awards to be given to each participant. Generally, the amount increases with the level of position. The Committee intends to make grants on an annual basis and establish a vesting schedule at each grant date. The 1997 option grants vest in 33-1/3% increments on the third, fourth, and fifth anniversary of the grant date. In 1997, 240,000 options were awarded to 33 participants, and 555,969 shares remain available for award.

    Employee Benefits: The Company offers benefit plans such as vacation, medical, life and disability insurance to executive officers on the same basis as offered to all employees. In keeping with the Company's commitment to align employee interests with those of stockholders, employees may acquire shares of stock through the Employee Stock Purchase Plan ("ESPP"), and all eligible employees are allocated shares through the Employee Stock Ownership Plan ("ESOP"). The ESPP allows employees to purchase stock at 85% of its fair market value, and the ESOP is discussed in note 5 to the Summary Compensation Table in this Information Statement. Executive officers are eligible for these programs on the same basis as other employees.

CEO'S COMPENSATION

  Mr. Andersen participates in the compensation program described above and has a significant portion of his total compensation at-risk. In March, 1997 Mr. Andersen was elected Chief Executive Officer of the Company and received a 16% increase in base salary. In 1997, he received 15,000 shares subject to option, which adjusted for the stock split in November 1997, amounts to 22,500 shares subject to option. Mr. Andersen led the Company toward excellent financial results in 1997 and received a bonus award of $166,036 for that performance.

TAX DEDUCTIBILITY OF EXECUTIVE COMPENSATION

  Section 162(m) of the Internal Revenue Code (the "Code") generally limits to $1 million per individual per year the federal income tax deduction for compensation paid by a publicly-held company to the company's chief executive officer and its other four highest paid executive officers. Compensation that qualifies as performance-based compensation for purposes of Section 162(m) is not subject to the $1 million deduction limitation. Options and stock appreciation rights granted under the Long-Term Plan satisfy the requirements for performance-based compensation. The Committee presently does not intend to seek to qualify other components of the Company's incentive compensation for executive officers as performance-based compensation under Section 162(m) of the Code, such as the Short Term Plan. However, the Committee currently does not anticipate that any executive officer will be paid compensation from the Company in excess of $1 million in any year (including amounts that do not qualify as performance-based compensation under the Code), and accordingly, the Committee anticipates that all amounts paid as executive compensation will be deductible by the Company for federal income tax purposes.

COMPENSATION COMMITTEE
 James W. Callison
 Charles I. Colby
 Harold S. Evans

                      COMPENSATION OF EXECUTIVE OFFICERS

  All employees are directly employed by the Company. The Company leases employees to all of its subsidiaries and to ALLIED Mutual and certain of its subsidiaries. The following table shows the compensation earned by the CEO and the four most highly compensated officers of the Company for services rendered in all capacities to the Company, its subsidiaries, and to ALLIED Mutual and its subsidiaries. Certain of the plans and agreements described herein and elsewhere in this Information Statement were amended, and additional agreements and plans were entered into or adopted, subsequent to the preparation of the 1998 Proxy Statement. These are described in the sections entitled "Amendment to Employee Stock Ownership Plan," "Amendment to John Evans Consulting Agreement," "Change of Control Provisions in Long-Term Management Incentive Plan," "Interpretation of Stock Option Plans," and "Severance Plan and Other Agreements" under "Certain Transactions and Relationships" below.

SUMMARY COMPENSATION TABLE

                                                            LONG-TERM COMPENSATION
                                                          --------------------------
                                  ANNUAL COMPENSATION               AWARDS
                                  ----------------------- --------------------------
                                                          RESTRICTED   SECURITIES
                                                            STOCK      UNDERLYING       ALL OTHER
NAME AND PRINCIPAL POSITION  YEAR SALARY(1)     BONUS(2)  AWARDS(3)  OPTIONS/SARS(4) COMPENSATION(5)
---------------------------  ---- ----------    --------- ---------- --------------- ---------------
Douglas L. Andersen.......   1997 $ 318,939     $ 166,036      -0-       22,500          $51,200
  President, CEO, and
   Director of               1996   279,594           -0-  $11,900       15,750           27,000
  Company, AMCO, ALLIED      1995   260,000       108,754   22,200       38,250           21,000
  Property and Casualty,
  Depositors, and ALLIED
   Mutual
Stephen S. Rasmussen......   1997 $ 180,847     $  70,000      -0-       15,000          $57,600
  Executive Vice President
   of                        1996   169,825           -0-  $10,750       11,250           30,375
  Company, AMCO, ALLIED      1995   158,000        50,026   19,700       33,001           23,625
  Property and Casualty,
  Depositors, and ALLIED
   Mutual
Jamie H. Shaffer..........   1997 $ 229,362     $ 117,502      -0-       18,000          $57,600
  Senior Vice President,
   Treasurer,                1996   219,132           -0-  $13,000       15,750           30,375
  and CFO of Company,
   AMCO,                     1995   200,000        83,662   24,900       60,750           23,625
  ALLIED Property and
   Casualty,
  Depositors, and ALLIED
   Mutual
Steve A. Biggi............   1997 $ 157,759     $  89,040      -0-       15,000          $57,600
  Regional Vice President
   of                        1996   148,263        84,643  $ 9,000        7,875           30,375
  AMCO, ALLIED Property
   and                       1995   145,385           -0-   16,500        5,625           23,625
  Casualty, Depositors,
   and
  ALLIED Mutual
Scott E. Reddig...........   1997 $ 145,038     $  53,400      -0-        6,000          $35,605
  Vice President of AMCO,    1996    19,953(6)        -0-      -0-       22,500              -0-
  ALLIED Property and
   Casualty,                 1995       -0-           -0-      -0-          -0-              -0-
  Depositors, and ALLIED
   Mutual

--------
(1) Includes amounts deferred at the election of the officer pursuant to the Company's Savings and Investment Plan (401(k)).

(2) Amounts were earned in the year indicated but paid in the following year under the ALLIED Group Short Term Management Incentive Compensation Plan.

(3) Awards of restricted stock were made to satisfy obligations under the Long-Term Management Incentive Compensation Plan (also known as the Performance Unit Plan) which was discontinued in 1994. For the three-year performance period ending in 1995 and 1996, shares of restricted stock were awarded to satisfy prorated cash awards to which the participants were entitled. The restricted stock vests 25% per year beginning the second year after the award. Dividends are paid on the restricted stock awarded to participants. The number and value of the aggregate restricted stock holdings at the end of 1997 are as follows (using a market value of $28.72 per share): Mr. Andersen, 1,989 shares valued at $57,124; Mr. Rasmussen, 1,777 shares valued at $51,035; Mr. Shaffer, 2,215 shares valued at $63,615; and Mr. Biggi, 1,488 shares valued at $42,735.

(4) The number of reported options and SARs reflect the 3-for-2 stock split in November 1997. See "Option/SAR Grants in Last Fiscal Year" for a description of the terms and conditions of the option grants.

(5) Amounts are deferred compensation and reflect contributions made by the Company under The ALLIED Group Employee Stock Ownership Plan ("ESOP") which is a defined contribution retirement plan covering all eligible Company employees. The amount of employer contribution is based on a percentage of annual pay (capped at $160,000) and calculated as follows: less than 6 years of service, 6% of pay; 6 years but less than 11 years, 7% of pay; 11 years but less than 21 years, 8% of pay; and for 21 years or more, 9% of pay. In 1995, 1996, and 1997, employees participating in the ESOP received an additional 75%, 125%, and 300%, respectively, increased stock allocation to their accounts. In 1997, Mr. Rasmussen received cash dividends on the ESOP shares purchased with funds transferred from the terminated retirement plan in the amount of $6,624.

(6) Mr. Reddig began employment with the Company on November 11, 1996. In 1996, he received $21,600 in perquisites, the majority of which were for moving expenses.

OPTION/SAR GRANTS IN LAST FISCAL YEAR

  The following table summarizes certain information regarding options granted during 1997 to the named executive officers and reflects the November 1997 3-for-2 stock split.

                                         INDIVIDUAL GRANTS
                         -------------------------------------------------
                                                                                 POTENTIAL
                                                                            REALIZABLE VALUE AT
                                                                              ASSUMED ANNUAL
                           NUMBER OF     % OF TOTAL                        RATES OF STOCK PRICE
                           SECURITIES   OPTIONS/SARS                           APPRECIATION
                           UNDERLYING    GRANTED TO   EXERCISE              FOR OPTION TERM(2)
                          OPTIONS/SARS  EMPLOYEES IN  OR BASE   EXPIRATION ---------------------
          NAME             GRANTED(1)   FISCAL YEAR  PRICE($/ )   DATE           5%         10%
------------------------ -------------- ------------ ---------- ---------- ---------- ----------
Douglas L. Andersen..... 22,500 options     9.4%      $22.9167  3/21/2007  $  324,274 $  821,775
Stephen S. Rasmussen.... 15,000 options     6.3%      $22.9167  3/21/2007  $  216,183 $  547,850
Jamie H. Shaffer........ 18,000 options     7.5%      $22.9167  3/21/2007  $  259,419 $  657,420
Steve A. Biggi.......... 15,000 options     6.3%      $22.9167  3/21/2007  $  216,183 $  547,850
Scott E. Reddig.........  6,000 options     2.5%      $22.9167  3/21/2007  $   86,473 $  219,140

--------
(1) These options will vest and become exercisable as follows: 33-1/3% as of 3/21/2000; 66-2/3% as of 3/21/2001; and 100% as of 3/21/2002.

(2) These amounts represent assumed rates of stock price appreciation of 5% and 10% which are specified in applicable federal securities regulations. The actual value, if any, an executive officer may realize depends on the market value of the Common Stock at a future date. There is no assurance that the value realized by an executive officer will be at or near the values set forth in the table.

AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR AND FY-END OPTION VALUES

  The following table summarizes certain information regarding options exercised during 1997 and presents the value of unexercised options and SARs held at December 31, 1997. The SARs entitle the participant to receive payment from the Company solely in cash.

                                                                                            VALUE OF UNEXERCISED
                                                                    NUMBER OF SECURITIES        IN-THE-MONEY
                                                                   UNDERLYING UNEXERCISED       OPTIONS/SARS
                                                                   OPTIONS/SARS AT FY-END       AT FY-END(1)
                                                                   ---------------------- -------------------------
                           SHARES
                          ACQUIRED                                    EXERCISABLE (E)/        EXERCISABLE (E)/
          NAME           ON EXERCISE       VALUE REALIZED(1)          UNEXERCISABLE(U)        UNEXERCISABLE(U)
------------------------ ----------- ----------------------------- ---------------------- -------------------------
Douglas L. Andersen.....    6,749    $138,891 options/$23,148 SARs  30,001(E)/95,440(U)   $473,245(E)/$1,244,441(U)
Stephen S. Rasmussen....    3,939    $ 71,685 options/$11,983 SARs     -0-(E)/60,564(U)        -0-(E)/$  780,184(U)
Jamie H. Shaffer........    6,749    $154,651 options/$25,776 SARs     -0-(E)/94,503(U)        -0-(E)/$1,282,259(U)
Steve A. Biggi..........      -0-    $    -0- options/$-0-SARs       3,935(E)/29,910(U)   $ 67,279(E)/$  292,202(U)
Scott E. Reddig.........      -0-    $    -0- options/$-0-SARs         -0-(E)/28,500(U)        -0-(E)/$  244,735(U)

--------
(1) Values are calculated by determining the difference between the fair market value of the Common Stock and the exercise price of the options and SARs on the exercise date or at fiscal year end, as appropriate. The fair market value (average of the high and low as reported on The New York Stock Exchange) as of December 31, 1997 was $28.72 per share.

                            STOCK PERFORMANCE GRAPH

  The following graph compares the performance of the Company's Common Stock to the S&P SmallCap 600 Index and the S&P Insurance Index (Property-Casualty) for the last five years ended December 31, 1997. The graph assumes $100 was invested on December 31, 1992 and that all dividends were reinvested.


   [THE FOLLOWING TABLE WAS REPRESENTED BY A GRAPH IN THE PRINTED MATERIAL]


                   12-31-92  12-31-93  12-30-94  12-29-95  12-31-96  12-31-97
                   --------  --------  --------  --------  --------  --------

Company              100.0     126.3     121.8     181.1     251.4     336.5

S&P SmallCap
  600 Index          100.0     118.8     113.1     147.0     178.4     224.0

S&P Insurance
  Index (Property
  Casualty)          100.0     122.6     108.8     154.2     208.1     315.6

                    CERTAIN TRANSACTIONS AND RELATIONSHIPS

INTERCOMPANY OPERATING AGREEMENT

  The Company and its subsidiaries are parties to an Intercompany Operating Agreement ("IOA") with ALLIED Life, ALLIED Mutual, and each of their respective subsidiaries. The following summary of the IOA is qualified in its entirety by reference to the full text of the IOA and the amendments thereto, copies of which are filed as Exhibits 9 through 12 to the Schedule 14D-9 and are incorporated herein by reference. The IOA provides for the sharing of employees, office space, agency forces, data processing, and other services and facilities. The IOA extends through December 31, 2004 and continues thereafter subject to any party providing two years notice that such party intends to cease participation.

  The Company leases to ALLIED Mutual and its subsidiaries (except for ALLIED
Life) the employees utilized in their operations for a fee and reimbursement of personnel costs based on certain allocation methods. The Company is obligated to provide the entire requirements for employees to ALLIED Mutual and its subsidiaries (other than ALLIED Life), but ALLIED Mutual reserves the right to hire employees independently rather than leasing them from the Company. The Company has the right to determine the compensation and benefits of all leased employees. However, if the Company wishes to adopt or amend any employee benefit plan or program and pass on the increased costs thereof with respect to employees leased by ALLIED Mutual, it must obtain the approval of ALLIED Mutual (or a joint Compensation Committee consisting of directors of the Company and ALLIED Mutual). The IOA contains a covenant not to compete that binds each of the Company, ALLIED Life, and ALLIED Mutual not to engage in a business that competes with the products or markets of any other party or such party's subsidiaries for the term of the IOA and five years thereafter.

  Any disputes regarding the use of occupancy of facilities or the terms on which property is leased or used are to be referred to the Coordinating Committee, consisting of two directors of each of the Company, ALLIED Mutual and ALLIED Life, for resolution. Decisions of the Coordinating Committee must be unanimous and are binding on the parties. If an issue is not resolved by the Coordinating Committee, it will be submitted to arbitration. In such arbitration, each party to the dispute selects one arbitrator, and if such dispute involves only two parties, such arbitrators select a third arbitrator.

  During 1997, the Company received revenues of $2.6 million for employees leased to ALLIED Mutual and certain of ALLIED Mutual's subsidiaries, substantially all of which represented cost reimbursement. The IOA also provides for the leasing by ALLIED Mutual to the Company of substantially all of the office space utilized by the Company and the provision of data processing services by the Company to ALLIED Mutual and its subsidiaries. The Company paid to ALLIED Mutual rent expense for office space of $3.6 million for the year ended December 31, 1997. ALLIED Mutual, the Company, and ALLIED Life share agency forces as well as other services and facilities.

POOLING AGREEMENT

  ALLIED Mutual and the Company's three property-casualty subsidiaries, AMCO Insurance Company ("AMCO"), ALLIED Property and Casualty Insurance Company ("ALLIED Property and Casualty") and Depositors Insurance Company ("Depositors"), are parties to a reinsurance pooling agreement in which the Company's subsidiaries in the aggregate were 64% participants in 1997. The following summary of the Pooling Agreement is qualified in its entirety by reference to the full text of the Pooling Agreement and the amendments thereto, copies of which are filed as Exhibits 13 through 16 to the Schedule 14D-9 and are incorporated herein by reference. The Pooling Agreement provides that ALLIED Mutual, ALLIED Property and Casualty, and Depositors cede to AMCO (the pool administrator) premiums, losses, allocated loss settlement expenses, commissions, premium taxes, service charge income, and dividends to policyholders and assume from AMCO an amount of the pooled property-casualty business equal to their participation in the pooling agreement. The agreement provides that AMCO will pay certain underwriting expenses, unallocated loss settlement expenses, and premium collection expenses for all of the pool participants and receive a fee equal to a specified percentage of premiums. AMCO currently charges each of the other pool participants 12.85% of written premiums for underwriting services, 7.25% of earned premiums for unallocated loss settlement expenses, and 0.75% of earned premiums for premium collection services. During 1997, ALLIED Mutual paid AMCO $71 million in fees under the pooling agreement.

  In the event of a change of control of the Company, ALLIED Mutual may, in its sole discretion at any time after such change of control, (i) terminate the Pooling Agreement as well as the MIS Agreement and IOA upon six months' notice to the Company, AMCO, ALLIED Property and Casualty and Depositors, (ii) extend the term of all three agreements for up to 10 additional years beyond December 31, 2004 upon six months' notice to the Company, AMCO, ALLIED Property and Casualty and Depositors, or (iii) allow the agreements to continue in effect. A change of control is any event whereby a person, group or entity unaffiliated with the Company or ALLIED Mutual acquires the ownership of 50% or more of the voting stock of the Company. The Pooling Agreement is not assignable.

  In the event of a change of control (whenever ownership of 50% or more of the voting stock of ALLIED Life is acquired by a nonaffiliated party) of ALLIED Life, either the Company or ALLIED Mutual may (i) terminate the IOA and the MIS Agreement (as defined below) on 6 months notice to ALLIED Life, (ii) extend the term of both agreements for up to 10 years beyond December 31, 2004 upon six months' notice, or (iii) allow the agreements to remain in effect without change.

  In the event of a change of control (whenever ownership of 50% or more of the voting stock of the Company is acquired by a nonaffiliated party) of the Company, ALLIED Mutual may (i) terminate all three of the IOA, the Pooling Agreement (as defined below), and the MIS Agreement on six months' notice to the party with respect to which a change of control takes place, (ii) extend the term of all three agreements for up to 10 years beyond December 31, 2004 upon six months' notice, or (iii) allow the agreements to remain in effect without change. ALLIED Life enjoys the same rights of termination on a change of control of the Company with respect to the IOA and the MIS Agreement.

MANAGEMENT INFORMATION SERVICES AGREEMENT

  The Company, ALLIED Mutual, ALLIED Life, and other affiliated companies are parties to a Management Information Services Agreement ("MIS Agreement") with AMCO, whereby AMCO provides certain computer services, printing, equipment leasing, and mail and communication services to affiliates on a fee basis. The following summary of the MIS Agreement is qualified in its entirety by reference to the full text of the MIS Agreement and the amendments thereto, copies of which are filed as Exhibits 17 and 18 to the Schedule 14D-9 and are incorporated herein by reference. The agreement terminates on December 31, 2004 and has an extension provision similar to that in the IOA described above. Any disputes under this agreement are to be referred to the Coordinating Committee for resolution. Decisions of the Coordinating Committee must be unanimous and are binding on the parties. If an issue is not resolved by the Coordinating Committee, it will be submitted to arbitrators for resolution. For the year 1997, amounts paid to AMCO and certain subsidiaries of the Company by ALLIED Mutual, ALLIED Life and their subsidiaries under the MIS Agreement were $2.5 million.

  In the event of a change of control of ALLIED Life, either the Company or Mutual may, in its sole discretion at any time after such change of control,
(i) terminate the MIS Agreement and IOA upon six months' notice to ALLIED Life, (ii) extend the term of the MIS Agreement and IOA for up to 10 additional years beyond December 31, 2004 upon six months' notice to ALLIED Life, or (iii) allow the agreements to continue in effect. A change of control is any event whereby a person, group or entity unaffiliated with ALLIED Life or ALLIED Mutual acquires the ownership of 50% or more of the voting stock of ALLIED Life. In the event of a change of control of the Company, ALLIED Mutual may, in its sole discretion at any time after such change of control, (i) terminate the Pooling Agreement, the MIS Agreement and IOA upon six months' notice, (ii) extend the term of all three agreements for up to 10 additional years beyond December 31, 2004 upon six months' notice to the Company, AMCO, ALLIED Property and Casualty and Depositors, or (iii) allow the agreements to continue in effect. ALLIED Life enjoys the same rights with respect to the MIS Agreement and the IOA in the event of a change of control of the Company. A change of control is any event whereby a person, group or entity unaffiliated with the Company or ALLIED Mutual acquires the ownership of 50% or more of the voting stock of the Company.

JOINT MARKETING AGREEMENT

  AMCO, ALLIED Property and Casualty, and Depositors are parties to the ALLIED Group Joint Marketing Agreement ("JMA") with ALLIED Mutual and ALLIED Life Insurance Company ("ALIC"). The following summary of the JMA is qualified in its entirety by reference to the full text of the JMA and the amendments thereto, copies of which are filed as Exhibits 19 and 20 to the Schedule 14D-9 and are incorporated herein by reference. The JMA requires ALLIED Mutual and the Company's property-casualty subsidiaries to promote to their customers and agents the sale of the products of ALIC. The JMA provides for payment by ALIC to AMCO (as pool administrator for the property-casualty companies) of an annual access fee of $100,000 plus an annual new production incentive fee ("NPIF"), calculated based on the percentage increase from the preceding year's production credit premiums for ALIC produced by the independent property-casualty agencies representing ALLIED Mutual, AMCO, ALLIED Property and Casualty, and Depositors ("ALLIED agencies"). The annual NPIF is not payable unless production credit premiums increase by at least 10% over the prior year and is capped at an increase of 25% over the prior year. For the year ended December 31, 1997, the fee incurred by ALIC under the JMA totaled $100,000. The JMA also provides for joint systems development, including joint data bases of customers and agents, multiple account billing systems, marketing plans and promotions, and other systems to be developed. Development costs are to be allocated on a mutually agreeable basis reflecting projected and actual utilization of the systems.

  The JMA continues to the year 2008 and continues thereafter subject to termination on two years notice given by any party. The JMA contains a non-compete provision structured along product lines which are applicable during the term of the JMA and for a period of ten years thereafter. The non-compete provision prevents ALLIED Mutual and the property-casualty subsidiaries of the Company, directly or indirectly through any subsidiary, affiliate, joint venture or partnership from selling life insurance or annuities in the states where ALIC now sells these life products (or on termination of the JMA, any states where the life insurance and annuity products are sold by ALIC). ALLIED Mutual and the property-casualty subsidiaries, which are not licensed to sell life insurance or annuity products, do not operate in all the states in which ALIC operates. The JMA non-compete provision also prevents ALIC from offering property-casualty products in states in which ALLIED Mutual and the property-casualty subsidiaries of the Company now operate. In the event of a change of control of ALIC or ALLIED Life (whenever ownership of 50% or more of the voting stock is acquired by a nonaffiliated party), the Company, ALLIED Mutual, or any of the Company's property-casualty subsidiaries may (i) terminate it upon six months' notice; (ii) extend the term for up to ten additional years beyond 2008; or (iii) allow the JMA to continue in effect without change. Those three rights are also given to ALIC in the event of a change of control of the Company, any of its property-casualty subsidiaries or ALLIED Mutual. Disputes are to be resolved by the Coordinating Committee. Decisions of the Coordinating Committee must be unanimous and are binding on the parties. If the Coordinating Committee fails to resolve an issue, it would be submitted to arbitration. In such arbitration, one arbitrator will be appointed jointly by ALLIED Mutual and the Company's property-casualty subsidiaries and a second arbitrator will be appointed by ALLIED Life. Both arbitrators so selected will jointly select a third arbitrator.

OTHER ARRANGEMENTS AND TRANSACTIONS

  The Company and ALLIED Mutual are parties to a Stock Rights Agreement which expires in 2005. Under the Stock Rights Agreement, ALLIED Mutual is entitled to nominate and the Company is required to use its best efforts to cause the election or retention of a number of members of the Company's Board of Directors in proportion to ALLIED Mutual's percentage ownership of the total number of shares of the Company's voting stock outstanding at the time of nomination. In addition, the Company is required to elect to its Executive Committee at least one Company director who has been nominated by ALLIED Mutual but who is not an officer or employee of ALLIED Mutual, and the Company must limit the number of directors serving on the Executive Committee to five at any time. The Stock Rights Agreement restricts the ability of ALLIED Mutual to grant proxies to other than affiliated individuals and to solicit other stockholders of the Company. ALLIED Mutual also is prohibited from initiating or accepting a tender offer for shares of the Common Stock except under certain conditions. ALLIED Mutual has incidental registration rights and three demand registration rights with respect to the 6-3/4% Preferred. The preceding summary of the Stock Rights Agreement is qualified in its entirety by reference to the full text of the Stock Rights Agreement and the amendment thereto, copies of which are filed as Exhibits 21 and 22 to the Schedule 14D-9 and are incorporated herein by reference.

  The Company and its affiliates pool their excess cash into a short-term investment fund pursuant to the Intercompany Cash Concentration Fund Agreement. The fund, administered by AID Finance Services, Inc. (an affiliate of the Company), also issues short-term loans (30 days or less) to affiliated companies in accordance with the current intercompany borrowing policy. At December 31, 1997, the Company had several unsecured notes payable totalling $5.9 million, bearing interest rate at 8.8%. The Company and its affiliates pay to AID Finance Services, Inc. a management fee (5 basis points of invested assets) which is offset against investment income. At December 31, 1997, $8.3 million was invested in the fund by the Company and its subsidiaries, which is carried as a short-term investment. Interest earned by the Company and its subsidiaries from the fund during 1997 was $477,000. Interest expense paid to AID Finance Services, Inc. during 1997 amounted to $424,000. The preceding summary of the Intercompany Cash Concentration Fund Agreement is qualified in its entirety by reference to the full text of the Intercompany Cash Concentration Fund Agreement, a copy of which is filed as Exhibit 26 to the
Schedule 14D-9 and is incorporated herein by reference.

  ALLIED Group Insurance Marketing Company ("AGIMC"), a wholly-owned subsidiary of AID Finance Services, Inc., markets insurance products for the Company's property-casualty subsidiaries on a commission basis pursuant to an Agency Agreement. The Company's share of commissions paid to AGIMC was $3.7 million for the year ending December 31, 1997. The Agency Agreement and amendments thereto are filed as Exhibits 23 through 25 to the Schedule 14D-9 and are incorporated herein by reference.

  The Company paid premiums to ALLIED Life for term life insurance on the Company's employee group in the amount of $468,000 in 1997.

  The property-casualty subsidiaries of the Company paid premiums to ALLIED Mutual in the amount of $2.9 million in 1997 for ALLIED Mutual's participation in a reinsurance agreement with General Re-Insurance Company. There were recoveries from ALLIED Mutual in the amount of $2 million. The reinsurance agreement for 1997 is filed as Exhibit 27 hereto and is incorporated by reference herein.

  On December 31, 1997, State Street Bank and Trust Company, as the ESOP Trustee, purchased for the ESOP Trust 18,865 shares of Common Stock from the Company for $540,000.

  AMCO administers many of the bank accounts for the affiliated ALLIED companies. During the fiscal year 1997, AMCO issued checks in payment of certain transactions between affiliated ALLIED companies and the companies of certain directors of the Company. During 1997, ALLIED Mutual, as owner of the ALLIED office buildings, paid $214,000 for construction services to Taylor Ball, of which John P. Taylor, a director of the Company, is CEO and Chairman. It is anticipated that in 1998 ALLIED Mutual will continue to use the construction services of Taylor Ball and that AMCO will issue the checks on behalf of ALLIED Mutual in payment for the construction services.

  During the year ended December 31, 1997, ALLIED Mutual, the Company, and its subsidiaries paid $1 million in fees and media costs to J.D. Evans & Associates, of which Julie Evans (daughter of John E. Evans) is a stockholder.

  Donald S. Willis, a Director of the Company, is a majority stockholder of Willis and Moore, Inc., a general insurance agency. During 1997, ALLIED Mutual, AMCO, ALLIED Property and Casualty, and Depositors paid $233,000 in property-casualty commissions and profit share to Willis and Moore, Inc. These commissions and profit share were paid on the same basis and terms as those paid to unrelated agencies.

  During 1997, directors and executive officers of the Company purchased insurance or obtained residential mortgages from the Company or its subsidiaries on terms comparable to those offered in the normal course of business to nonaffiliated customers. In addition, corporations of which Company directors are executive officers purchased insurance from the Company's subsidiaries and ALLIED Mutual in the ordinary course of business during 1997.

AMENDMENT TO EMPLOYEE STOCK OWNERSHIP PLAN

  On June 1, 1998, the Board of Directors of the Company, acting upon the recommendation of the Compensation Committee of the Board, amended the ALLIED Group Employee Stock Ownership Plan ("ESOP") to provide that participants in the ESOP (including executive officers) will be fully vested in their accounts upon the occurrence of a "Change in Control" (as defined below) and to clarify that surplus assets following such a Change in Control will generally be allocated based on the same formula applicable to employer contributions. The amendment to the ESOP is filed as Exhibit 30 to the Schedule 14D-9 and is incorporated by reference herein.

  For purposes of the foregoing, a "Change in Control" shall be deemed to have occurred upon the first to occur of the following:

(i) Any person other than (a) a trustee or other fiduciary holding securities under an employee benefit plan of the Company, (b) a corporation owned directly or indirectly by the shareholders of the Company in substantially the same proportions as their ownership of stock of the Company, or (c) ALLIED Mutual, is or becomes the beneficial owner, directly or indirectly, of securities of the Company representing twenty percent (20%) or more of the total voting power represented by the Company's then outstanding voting securities; or

(ii) During any period of two (2) consecutive years, individuals who at the beginning of such period constitute the Board plus any new Director (a) whose election by the Board or nomination for election by the Company's shareholders was approved by a vote of at least two-thirds (2/3) of the Directors at the beginning of the period or whose election or nomination for election was previously so approved or (b) whose nomination for election by the Company's shareholders was made pursuant to the Stock Rights Agreement between the Company and ALLIED Mutual, cease for any reason to constitute a majority thereof; or

(iii) The shareholders of the Company approve a merger or consolidation of the Company with any other corporation (and such merger or consolidation is in fact consummated), other than a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) at least eighty percent (80%) of the total voting power represented by the voting securities of the Company or such surviving entity outstanding immediately after such merger or consolidation, or the shareholders of the Company approve a plan of complete liquidation of the Company or an agreement for the sale or disposition by the Company of all or substantially all the Company's assets, provided that such merger, consolidation, liquidation, sale or disposition, as the case may be, is actually consummated.

AMENDMENT TO JOHN EVANS CONSULTING AGREEMENT

  The consulting agreement between the Company, ALLIED Mutual, ALLIED Life and John Evans, which is described in the section entitled "Compensation of Directors" above, was amended on March 24, 1998 to provide for a decrease in the annual compensation payable to Mr. Evans from $180,000 to $120,000. Such annual compensation is consideration for consulting services rendered by Mr. Evans and is prorated among the Company, ALLIED Mutual and ALLIED Life.

CHANGE OF CONTROL PROVISIONS IN LONG-TERM MANAGEMENT INCENTIVE PLAN

  As discussed above, the Company maintains a Long-Term Management Incentive Plan (the "Long-Term Plan") which provides for the award of stock options, stock appreciation rights ("SAR's") and shares of restricted stock. On March 10, 1998, the following option grants were made to executive officers of the Company: Douglas L. Andersen--25,000 options, W. Kim Austen--7,500 options, Steven A. Biggi--15,000 options, Marla J. Franklin-- 8,000 options, James J. Hachenbucher--10,000 options, Michael D. Holmes-- 15,000 options, Steven P. Larsen--15,000 options, Charles H. McDonald--5,000 options, Michael L. Pollard--12,000 options, Stephen S. Rasmussen--18,000 options, Scott E. Reddig--10,000 options, Jamie H. Shaffer--15,000 options, Edward E. Sullivan--10,000 options and Kirt A. Walker--7,500 options. Additionally, on May 30, 1998, Paul J. Curran was granted 5,000 shares of restricted stock pursuant to the Long-Term Plan. The Long-Term Plan provides that upon a change of control (as defined in the Long-Term Plan), all options and SAR's shall become immediately exercisable, and any restriction periods and restrictions imposed on restricted stock will lapse.

INTERPRETATION OF STOCK OPTION PLANS

  On May 30, 1998, the Compensation Committee of the Company's Board of Directors, seeking to provide parallel treatment of employee stock options upon a change in control, determined that it would interpret the Company's Restated and Amended Stock Option Plan and Nonqualified Stock Option Plan (together, the "Option Plans") in the same manner as the Long Term Plan with respect to a change in control. On June 1, 1998, the Board of Directors approved and ratified the action of the Compensation Committee.

SEVERANCE PLAN AND OTHER AGREEMENTS

  On May 30, 1998, the Compensation Committee of the Company's Board of Directors, following publication of the Offer and after consideration of the potentially destabilizing effects of the pendency of such proposal on the morale and retention of Company employees, approved the adoption by the Company of a severance policy applicable to the Company's salaried and hourly employees and approved the entry by the Company into separate severance agreements (the "Severance Agreements") with executives and certain other employees of the Company. On June 1, 1998, the Board of Directors approved and ratified these actions of the Compensation Committee. The following is a summary of the ALLIED Group, Inc. Severance Pay Plan (the "Severance Pay Plan"). This summary is qualified in its entirety by reference to the full text of the Severance Plan, a copy of which is filed as Exhibit 28 to the
Schedule 14D-9 and is incorporated herein by reference.

  The Severance Plan provides for certain benefits to eligible employees following an involuntary termination of employment or Company-approved resignation. The benefits consist of a lump sum payment equal to one week's base salary for each full calendar year of employment (or such greater or lesser amount as determined by the administrator) and continuation of health benefits for a number of months approximately equal to the eligible employee's number of full calendar years of employment divided by four (4). Benefit continuation terminates when the employee becomes eligible to receive benefits from another employer. An employee is not eligible to receive severance benefits if his termination of employment is due to death, transfer of employment to an affiliate or successor of the Company or for "Cause."

  "Cause" is generally defined as with respect to the termination of an eligible employee's employment with the Company, termination (or deemed termination) because the employee has consistently failed to function as required by Company standards. In the event an employee's employment terminates for any reason and the plan administrator subsequently determines that Cause for termination existed at the time the employee's employment terminated, such employee shall be deemed to have been terminated for Cause.

  Enhanced benefits are provided to employees who are terminated, whose employment has been adversely affected, or who resign with the Company's approval following a change in control (as defined above). The enhanced benefits consist of an additional lump sum payment equal to employee's base salary for a period equal to the greater of three months or from the date of termination of employment through the first anniversary of the change in control, benefit continuation for the additional period, and outplacement services to be provided at the expense of the Company.

  The Severance Agreement, the form of which is filed as Exhibit 29 to the
Schedule 14D-9 and is incorporated herein by reference, generally provides that in the event of any involuntary termination or constructive termination of employment (including a material reduction in responsibilities, a reduction in base pay or incentive compensation opportunities or an involuntary relocation) within the two year period following a change in control an employee who is a party to such an agreement would receive, in lieu of any other severance, a lump sum payment equal to one year's base pay plus the employee's highest bonus over the preceding two years and benefit continuation for eighteen months following the termination of employment (or until the employee becomes eligible for benefits under new employer). For a small number of employees, the benefit would be a lump sum severance payment equal to two times annual base salary plus the employee's highest bonus over preceding two years and benefit continuation for eighteen months following the termination of employment (or until the employee becomes eligible for benefits under new employer). In the event that such severance payments would subject the employee to an excise tax imposed under section 4999 of the Internal Revenue Code of 1986, as amended, the amount of the severance otherwise payable will generally be reduced to avoid the imposition of such excise tax.

  The Company has offered Severance Agreements that provide for a severance equal to two times the employee's base salary and higher bonus over the preceding two years to the following executive officers of the Company:
Douglas L. Andersen, Michael D. Holmes, and Stephen S. Rasmussen. The Company has also offered such agreements to six other employees, who are not executive officers.

  The Company has offered Severance Agreements that provide for a severance equal to the employee's base salary and higher bonus over the preceding two years to the following officers and other senior executives of the Company:
Cheryl M. Critelli, Paul J. Curran, Marla J. Franklin, Sally Malloy, Charles
H. McDonald, George T. Oleson, and Jamie H. Shaffer. The Company has also offered such agreements to 34 other employees, who are not executive officers.

  The Company has calculated that the maximum aggregate lump sum that could be payable pursuant to all of the Severance Agreements described above (including non-executive officers), assuming termination of each of these individuals, is approximately $9.2 million.

            SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

  Section 16(a) of the Securities Exchange Act of 1934 requires that the Company's executive officers and directors and persons who own more than 10% of a registered class of the Company's equity securities file reports of ownership and changes in ownership with the SEC. Officers, directors, and greater than 10% shareholders are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file. Based on a review of the reports, during the fiscal year ended December 31, 1997, all Section 16(a) filing requirements applicable to its officers, directors, and greater than 10% beneficial owners were complied with.